Sun Life

Sun Life redeems Series 2016-1 Subordinated Unsecured 3.10% Fixed/Floating Debentures

TORONTO, ON — (February 19, 2021) - Sun Life Financial Inc. (TSX: SLF) (NYSE: SLF) announced today that it completed the redemption of all of its outstanding $350 million principal amount of Series 2016-1 Subordinated Unsecured 3.10% Fixed/Floating Debentures.

About Sun Life
Sun Life is a leading international financial services organization providing insurance, wealth and asset management solutions to individual and corporate Clients. Sun Life has operations in a number of markets worldwide, including Canada, the United States, the United Kingdom, Ireland, Hong Kong, the Philippines, Japan, Indonesia, India, China, Australia, Singapore, Vietnam, Malaysia and Bermuda. As of December 31, 2020, Sun Life had total assets under management of $1,247 billion. For more information please visit www.sunlife.com.

Sun Life Financial Inc. trades on the Toronto (TSX), New York (NYSE) and Philippine (PSE) stock exchanges under the ticker symbol SLF.

Note to editors: All figures in Canadian dollars

-30-

Media Relations Contact:	Investor Relations Contact
Irene Poon	Leigh Chalmers
Manager	Senior Vice-President, Head of Investor
Corporate Communications	Relations & Capital Management
T. 416-988-0542	T. 647-256-8201
irene.poon@sunlife.com	investor_relations@sunlife.com